UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC   20549

                             FORM 3--AMENDMENT
          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

1. NAME AND ADDRESS OF REPORTING PERSON
   Hvide, J. Erik
   P O Box 13038
   Fort Lauderdale, FL   33316

2. DATE OF EVENT REQUIRING STATEMENT
   August 14, 1996

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
   ###-##-####

4. ISSUER NAME AND TICKER OR TRADING SYMBOL
   Seal Fleet, Inc. and SEALA

5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
   Director

6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)
   August 26, 1996

7. INDIVIDUAL OR JOINT/GROUP/FILING
   Form filed by One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. TITLE OF SECURITY
   None.

2. AMOUNT OF SECURITIES BENEFICIALLY OWNED
   None.

3. OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I)
   Not Applicable.

4. NATURE OF INDIRECT BENEFICIAL OWNERSHIP
   Not Applicable.


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
           CALLS WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. TITLE OF DERIVATIVE SECURITY
   Seal Fleet, Inc. stock options.

2. DATE EXERCISABLE AND EXPIRATION DATE
   Date Exercisable:  August 15, 1997
   Expiration Date:   August 14, 2006

3. TITLE AND AMOUNT OF SECURITIES UNDERLYING DERIVATIVE SECURITY
   Title:                          Class A Common Stock
   Amount of Number of Shares:     40,000

4. CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
   $.50

5. OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT (D) OR
   INDIRECT (I)
   Direct

6. NATURE OF INDIRECT BENEFICIAL OWNERSHIP
   Not Applicable


/s/J. Erik Hvide
Signature of Reporting Person

Date:  October 2, 1996